

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Jeffrey Chi
Chief Executive Officer
Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632
Singapore

> **Re: Vickers Vantage Corp. I**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 27, 2022**
> **File No. 333-264941**

Dear Dr. Chi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Meeting
What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares..., page 8

1. We note your response to prior comment 4 and revised disclosure. Please revise your response to the newly-added question at the top of page 8 to include a discussion of potential sources of dilution from transactions that may be necessary to complete the Business Combination, such as the potential PIPE or the conversion of Scilex debt into equity securities, as discussed in your response to prior comment 40. To the extent any such dilutive transactions are completed prior to the effectiveness of the proxy

statement/prospectus, please also revise the ownership table on page 8 to account for these additional equity issuances.

What are the U.S. federal income tax consequences of exercising my redemption rights?, page 13

2.   We note your response to prior comment 20 and reissue in part. Please revise your disclosure on page 13 to state that your discussion of tax consequences related to the Business Combination constitutes the opinion of counsel.

Risk Factors
Risks Related to Scilex's Intellectual Property, page 62

3.   Your disclosure on page 251 indicates that Scilex's litigation expenses increased by $6.6 million during the year ended December 31, 2021 and that such increase was related to ZTlido patent infringement in which Scilex was the plaintiff. Please revise your disclosure in this section of the proxy statement/prospectus to discuss this increase in litigation expenses related to patent infringement. To the extent material, please also revise here and within Business to disclose the current status of these legal proceedings.

Activities taken by Vickers's affiliates to purchase, directly or indirectly, Vickers Ordinary Shares..., page 104

4.   We note the statement that your affiliates may purchase shares and/or warrants with the purpose of voting them in favor of the Business Combination and that such purchases may be made at a premium purchase price. We further note your response to prior comment 40 indicating that you may enter into agreements with certain shareholders in which such shareholders agree not to redeem. Please explain how such purchases and activities would comply with the requirements of Rule 14e-5 under the Exchange Act. Consider the guidance provided by Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 in your response.

Proposal 1 - The Business Combination Proposal
Background of the Business Combination, page 112

5.   We note your response to prior comment 16 and reissue in part. Please revise your discussion of the negotiation with Company X to specify which terms Vickers and Company X were unable to agree upon.

6.   We note your response to prior 17 and reissue in part. Please quantify the initial valuation discussed with Scilex prior to your November 18, 2021 meeting, describe how Vickers arrived at this valuation and describe subsequent valuation adjustments leading to the final valuation as well as the reasons driving any such adjustments. Please also disclose the valuation proposed by Scilex in June/July 2021. Finally, please disclose Sorrento's valuation of Scilex in January 2021 and disclose the reasons why Vickers did not consider this valuation in its evaluation of the transaction.

<u>Certain Scilex Projected Financial Information, page 120</u>

7. We note your response to prior comment 18 and reissue. Disclaimers in this section continue to caution readers not to rely on the projections in making decisions regarding the transaction. Please revise to remove the language indicating investors should not rely on your disclosure.

<u>Proposal 1 - The Business Combination Proposal</u>
<u>Certain Scilex Projected Financial Information, page 120</u>

8. We note the expanded disclosures you provided in response to prior comment 19. We remind you that the level of detail provided for each of the two projections presented must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. Please further expand your disclosures to address each of the following areas.
    *   Clarify if the date Redwood was commissioned to prepare the projections is also the date the projections were prepared as of and received by Scilex management.
    *   Explain why SP-104 has been included in both projections that were prepared in 2021, given that Sorrento entered into the Aardvark Asset Purchase Agreement for SP-104 in April 2021 and was not acquired by Scilex from Sorrento until May 12, 2022.
    *   Clarify how you concluded that a projection of revenues and the related expenses to arrive at net income for 10 to 11 years is customary in the pharmaceutical industry for pipeline projects and what facts and circumstances specific to Scilex and the corresponding product candidates made it reasonable to project this far out.
    *   Explain how the Vickers Board considered and relied upon the projected financial information, particularly in light of the length of the projections and that the majority of the forecasted revenue is for unapproved product candidates. Please provide disclosure to address the fact your commercialized product did not meet revenue expectations under the Scilex Pharma Notes and explain how this impacts consideration of the projections.
    *   For the Scilex Management Projections, explain your basis for assuming 100% regulatory approval for all of your product candidates and your basis for the assumed timeframe of regulatory approval and commercial launch. For SP-102, you note that commercialization is assumed to launch in early 2024; explain why you have included revenue prior to this launch. For each product candidate, identify the market and geographical regions for the revenue projections and the specific market growth rates and projected market rate penetrations for each product candidate. Explain how the market rate growth and market rate penetrations were determined. Explain the basis for assuming growth rates over such an extended period of time.
    *   For the Redwood Projections, discuss material assumptions used to develop the projections, including when each projection assumes each product candidate will obtain regulatory approval by market, the length of time from approval to commercial

availability, assumptions about market acceptance / penetration rates, market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections. To the extent your projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted. Considering the majority of the revenue projections are for unapproved product candidates that may not receive FDA approval, provide a discussion of the process undertaken to formulate these assumptions. Provide a more comprehensive discussion of the material assumptions used to determine projected cost of sales, operating expenses and other expenses. Address the appropriateness of referring to the last line item net income, as it does not appear to consider financing, foreign currency or taxes based on Scilex's facts and circumstances as of the preparation date.

Business of Scilex
Material Agreements, page 223

9.   We note your disclosure that Scilex's net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Please revise your discussion of the Product Development Agreement to state, if true, that Itochu and Oishi currently have, or previously had, the right to terminate this agreement. To the extent that Itochu and Oishi currently have the right to terminate the Product Development Agreement, please revise the Summary of the Proxy Statement to disclose this information.

10.   We note your response to prior comment 23. However, we do not note any revised disclosure in the corresponding section describing the material terms of Scilex's acquisition of Semnur. Please revise or advise.

11.   Please revise your discussion of the Romeg License and Commercialization Agreement to provide a more defined royalty range that does not exceed ten percentage points.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Scilex, page 245

12.   Please expand your disclosures to specifically note that no research and development expenses have been recognized in your historical financial statements for SP-104. Also consider disclosing the amount of research and development expenses incurred by Sorrento for SP-104.

Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Description of the Business Combination, page 273

13.   We note the expanded disclosures you provided in response to prior comment 39, including your statement that the Specified Indebtedness Amount is $112 million as of the date of the proxy statement/prospectus and is the amount used to calculate the 138,758,675 shares to be transferred to Scilex common stockholders and optionholders.

However, your disclosures indicate that the amount is $69.4 million. Please revise your disclosures to address this difference here and elsewhere this information is disclosed in the Form S-4 (e.g., page 38 in the Risk Factors section) and revise the number of shares to be transferred at consummation of this transaction, as appropriate.

14. We note that with Amendment No. 4 to the Indenture of the Scilex Pharma Notes, Scilex has the option to repurchase $41.4 million of the outstanding balance with the remaining $28 million forgiven and discharged on or before September 30, 2022. Please disclose Scilex's intent with regards to this option and provide disclosures for the impact to the number of shares issued to Scilex's common stockholders and optionholders. Please also include this information as a footnote to the table reflecting the Total Shares at the Closing on page 268 and throughout the Form S-4 where this information is provided.

Index to Financial Statements
Consolidated Statements of Stockholders Deficit, page F-78

15. We note your disclosure on page F-75 that Sorrento provided a cash contribution of $23 million on March 30, 2022. However, we did not note such contribution included in this statement or as a financing cash flow in your Consolidated Statements of Cash Flows. Please address this inconsistency.

General

16. We note that Maxim Group LLC was the underwriter for the initial public offering of the SPAC. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from this institution about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, identify the financial advisors who served Scilex, or any other financial advisor that served Vickers, in connection with the proposed transaction, and provide similar disclosure as applicable.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joan Guilfoyle, Esq.